UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number: 001-10137

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant’s name into English)

c/o 17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒                     Form 40-F   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No   ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

In March, 2008, the board of directors (the “Board”) of Excel Maritime Carriers Ltd. (“Excel”) approved the 2007 annual bonuses of Excel’s Chairman, Gabriel Panayotides, Excel’s chief financial officer, Elefteris Papatrifon and Excel’s chief operating officer, George Agadakis.  The bonuses of Mssrs. Panayotides, Papatrifon and Agadakis consist, in aggregate, of $902,200 cash and 21,416 restricted Excel common shares, which they may elect to receive in either of Excel’s classes of common shares.  Half of these restricted shares will vest on the first anniversary of the award and the other half will vest on the second anniversary of the award.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: March 28, 2008	By:	/S/ GABRIEL PANAYOTIDES
Gabriel Panayotides
Chief Executive Officer